Mail Stop 0409

November 9, 2004

Frederick H. Krause, Esq.
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

      Re:	Las Vegas Sands Corp.
		Amendment No. 1 to Registration Statement on Form S-1
      filed on October 25, 2004
		File No.  333-118827

Dear Mr. Krause:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We have reviewed your response to prior comment number 1 and your
analysis of the Commission`s 5-factor test for integration.  We note
your argument that the purpose of the exchange is to create a holding
company for Las Vegas Sands Opco and that the purpose of the pubic offering is to raise capital. However, please note that if the purpose of a pre-IPO reorganization is to facilitate the IPO itself, then the two offerings would not be considered to be undertaken for
different purposes, although they may have different results. Further, we note your statement that "the Company understands that the Staff has confirmed in other instances that reorganization transactions will not be integrated with the initial pubic offering which they were undertaken to facilitate when the reorganization transactions themselves complied with an exemption from registration under the Securities Act."  The Staff has indeed taken this
position
when, for example, a registrant has relied upon the exemption pursuant to Section 4(2) and Rule 152 because the private placement was completed prior to filing the registration statement and the shareholders involved in the pre-organization exchange were irrevocably bound to exchange their shares. We note that in this case no agreements have been executed regarding the exchange, the exchange ratio has not yet been determined and "the exchange ratio will be determined based on the initial public offering valuation of the Company and discussions between the Company and the underwriters." Accordingly, we are unable to agree with your analysis that the offerings should not be integrated.
2. We have reviewed your supporting materials in response to our prior comment number 4 and have the following additional comments:
* The list of properties to which you provide comparisons in support
of your statement in the third paragraph on page 1 that the
Venetian
is "one of the most successful properties on the Las Vegas
Boulevard"
and the second paragraph on page 79 that the Venetian is "one of the
most productive properties on the Strip` appears to be an
internally
generated list. Please provide additional third-party supporting materials tending to show that the properties you selected are the only properties or the most successful properties on the Las Vegas Boulevard. Further, if you include third-party support for the statement regarding your being one of the most successful properties, please revise to explain the measure by which you are defining success. Do you mean in terms of occupancy, revenues, etc..?
* Your supporting materials for the statement in the third
paragraph
on page 1 that The Grand Canal Shoppes is "one of the highest grossing malls . . . in the United States" merely state that The Grand Canal Shoppes` per square foot revenue is easily above the national average, but does not state that it is one of the highest.
Please provide additional supporting materials for this statement
or
revise it to more accurately reflect the support you have
provided.
* Refer to your disclosure in the final full paragraph on page 31 that your Macau operations currently compete with 14 smaller casinos.
We note that your supporting materials do not state that the other casinos are smaller. Please revise or advise.
* We have reviewed your supporting materials for the disclosure in the first paragraph on page 32 that Galaxy is obligated to invest 4.4 billion patacas in development projects in Macau. The materials appear to indicate that in fact Galaxy must invest 8.8 billion patacas. Please revise or advise.
* Please supply a copy of the 2003 Tradeshow Week 200 list in support of your disclosure in the second full paragraph on page 90 that the
Sands Expo had 15 events on the 2003 Tradeshow Week 200 list.

Prospectus Summary, pages 1 - 8
3. We note that you use the term "we" to describe your predecessor`s business operations. Please revise here, and throughout the prospectus, to clarify the distinction between your predecessor and you. The prospectus should reflect your current organization.
For
example only, we note your statement on page 5 that "[t]he value of these assets was excluded in determining the value of the consideration we paid to Mr. Adelson in the Interface transactions."
The use of the term "we" in this context, blurs the fact that the distribution was made by your predecessor in July prior to its acquisition of Interface. Please revise the first paragraph on page
1 to disclose that you are not yet organized and that you plan to acquire your predecessor prior to closing the offering. In this connection, we note your response to comment 18 and reissue the comment. Please revise to move the first two sentences of the first paragraph and the second paragraph under the section entitled "Corporate and Ownership Structure" to appear in the forepart of the summary.
4. We note that in response to our prior comment 12, which asked you to describe the pre-formation transactions and to disclose all benefits to affiliates, you have included a section entitled "Reorganization Transactions." Please revise to include a separate section entitled "benefits to affiliates" that quantifies benefits to each affiliate. In this connection, please include disclosure regarding the fact that you intend to assign the interest in the administrative services agreement to a company controlled by Mr. Adelson.
5. We have reviewed your response to our prior comment number 13 that you do not believe it is appropriate to disclose the value of Las Vegas Sands Opco based on the midpoint of the range for the common stock to be issued in the IPO because of the uncertainties and liquidity discounts that should apply to the Las Vegas Sands Opco stock as a result of the fact that (1) neither you nor Las Vegas Sands are public companies, (2) financing for your proposed construction projects has not been completed, and (3) the risks associated with these construction projects. These discounts may have been taken into account in determining the value of Las Vegas Sands Opco and you may wish to disclose such factors that were considered, however, the value of the consideration being paid for such acquisition should be disclosed based on the value of the midpoint of the range since at the time of acquisition your shares will have been sold to the public.
6. We have reviewed your response to our prior comment number 14. Please revise to disclose as you have on page 20 that the Interface transactions were reorganization transactions that you consummated in anticipation of this offering. Please disclose, in the third paragraph on page 5, whether the non-employee director referenced in the fifth sentence was also an independent director. To facilitate a clearer understanding of the valuation factors considered, please revise to present the valuation considerations for the Interface from the valuation considerations for Las Vegas Sands Opco. In addition, please expand your disclosure in the bullet points on the bottom of page 5 as follows:

* First bullet point - provide the dollar value of the Sands Expo Center as determined by the independent appraisal.
* Third bullet point - disclose the dollar value of the aggregate liquidation preference of the preferred interest in Venetian Casino
Resort, LLC, and discuss how you determined that dollar value.
* Fifth bullet point - disclose the factors considered.

Finally, since these transactions were consummated in anticipation of this offering, please disclose the difference between the aggregate value of the consideration that Mr. Adelson received in connection with the Interface transaction, based upon the valuation assigned by you to Opco`s stock at the time of the transaction in July, and the value that such stock will have at the time of the offering, based upon the midpoint of the range of your proposed offering price. Please make similar revisions to your disclosure on page 137.

Business Strategy and Competitive Strengths, pages 3 - 4
7. We note your response to our prior comment number 27.   We
reissue
our request that the competitive risks you face be set out under a separately captioned heading immediately following the discussion of your competitive strengths.
Sale of The Grand Canal Shoppes and Lease of Restaurant and Retail Assets, pages 6 - 7
8. We note your response to our prior comment number 17. Please identify the executives that received incentive payments in the final carry-over paragraph at the bottom of page 6 and revise to clarify the nature of the incentive payments.
Summary Historical Pro Forma Financial and Other Data, pages 10 -
13
9. Refer to footnote (7) on page 13.   Please disclose the average
number of rooms that are off-the-market and out-of-order at any given time.
10. We have reviewed your new disclosure in response to our prior comment number 25. Please clarify, in your explanation of table drop in footnote (11) on page 13, footnote (9) on page 47 and in the third paragraph on page 59, if true, that "markers paid at the table" represents customer wins that you pay, rather than amounts paid to you by customers.
11. In footnote (13) to the Summary Historical Financial and Operating Data, please clarify if "win" represents the gross amount of money deposited into the slot machine or if "win" represents a net amount of money deposited and paid out to players. Reference is also made to footnote (11) on page 47.

Risk Factors, pages 14 - 36

Risks Related to our Business, pages 14 - 20
The terms of our debt instruments may restrict our current and future operations, particularly our ability to finance additional growth, respond to changes or take some actions, page 17
12. We have reviewed your response to our prior comment number 40. Please quantify the limitations in the first and second bullets under this risk factor heading by referring to the most restrictive provisions found in your debt instruments.

An unaffiliated party may not have paid the same consideration that we paid in the Interface transaction, page 20
13. Please revise the risk factor heading and the text to disclose that the consequence of the risk that an unaffiliated party may not have paid the same consideration you paid is that you may have paid more than the fair market value.


Risks Associated with out Las Vegas Operations, pages 20 - 27

The loss of our gaming license or our failure to comply with the extensive regulations that govern our operations could have an adverse effect on our financial condition, results of operations or cash flows, pages 21 -22
14. We have reviewed your new disclosure in response to our prior comment number 44. Please revise your section related to regulation and licensing, beginning on page 103, to explain in detail the various violations described under this risk factor, including more detailed explanations of inadequate procedures governing promotional disbursements, inadequate procedures governing voiding of credit instruments and inadequate training and reporting of a cash payment at a branch office.
15. Please delete the final sentence of the second full paragraph on page 22 as it tends to mitigate the risk presented.

We extend credit to a large portion of our customers, and we may not
be able to collect gaming receivables from our credit players, page
27
16. We have reviewed your response to our prior comment number 27. Since you have not disclosed the percentage of your business that is represented by credit customers, it is difficult to determine whether the 1.5% default rate you disclose is significant. Please revise or advise. In addition, please disclose whether the 1.5% relates to the total dollar amount of credit extended or the total number of people to whom credit is extended.

Use of Proceeds, page 39
17. We have reviewed your response to our prior comment number 54 and reissue the comment. We note from your response that you have not yet finalized the budget and the financing structure for the construction of the Macao Resort or its developments in the United Kingdom and will not be in a position to do so until after the consummation of the offering. All that is required is an estimate of the proceeds to be used for each purpose that you have identified.

Unaudited Pro Forma Condensed Consolidated Financial Statements,
page
48
18. We note on page 6 that you intend to make a tax distribution to all of Las Vegas Sands Opco`s stockholders immediately prior to the conversion to a C corporation. Please advise us why this proposed distribution has been excluded from the pro forma adjustments or revise as necessary.
19. Please supplementally advise us why the pro forma per share data does not give effect to the holding company merger that will occur prior to the consummation of this offering.


Management`s Discussion and Analysis of Financial Condition and Results of Operations, pages 54 - 79
20. We note your response to our prior comment number 61. Please provide further explanation for the $8.0 million increase in convention and trade show revenues, as described in the last full paragraph on page 61.

Key operating revenue measurements, page 59
21. You disclose average table win and slot machine win percentages, but it is unclear what these percentages are based upon. Please clarify your disclosure.
Operating Results, pages 59 - 70
22. We have reviewed your response to our prior comment number 64. Please revise the seventh sentence in the final carry-over paragraph on the bottom of page 59 to clarify the measure to which the cited statistical average percentages relate.

Quantitative and Qualitative Disclosures about Market Risk, page
79
23. We note that you have added disclosure of the fair value of your interest rate caps in place as of December 31, 2003. Please supplementally advise us if you utilize any interest rate swaps, futures, options or similar arrangements referred to on page F-14, and if so, why you have not included them in the tabular disclosure.

Business, pages 80 - 117

Overview, pages 80 - 82
24. We have reviewed your response to our prior comment number 80 but we do not find any disclosure on page 82 that indicates whether the development projects described will provide sufficient expenditures on your part to satisfy your obligation to the Macau government under your subconcession. We reissue our prior comment number 80. Certain Relationships and Related Party Transactions, page 137
25. We note that in response to prior comment 100 you have included disclosure regarding the $27 million equity contribution to Interface
Group-Nevada, Inc. Please revise to disclose the business purpose for such contribution and the use of the contributed funds.
26. Please revise to disclose the business purpose for your assignment of the interest in the administrative services agreement to a company controlled by Mr. Adelson and the consideration therefore.

Report of Independent Registered Public Accounting Firm, page F-2
27. We note that the audit report is dated January 30, 2004, except for Note 14 - Segment Information and the acquisition of Interface Holding Company for which the report is dated August 16, 2004 and October 5, 2004, respectively. We also note that information contained in Note 15 - Subsequent Events occurred after the date of the audit report. If Note 15 has been audited, revise the audit report date accordingly. If not, revise to state that the note is unaudited.

Las Vegas Sands, Inc. Notes to Financial Statements

Note 14 - Segment Information, page F-37
28. With the addition of the Sands Expo Center as an operating segment, it appears that segments are evaluated based on other characteristics in addition to geographic market segments. Please revise the description as necessary.

Note 15 - Subsequent Events

Stock Option Issuances, page F-39
29. We note that you obtained an independent appraisal of the fair value of your common stock as of May 31, 2004, then subsequently re-valued the common stock internally in conjunction with option grants in July 2004. Please revise the Notes to Financial Statements and MD&A to include the disclosures recommended by the AICPA Practice Aid
Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Also, supplementally provide us with a detailed explanation of the significant factors, assumptions (including discount rates) and methodologies used in determining the $1,500 fair value of the underlying common stock.
Tax Opinion
30. We have reviewed the opinion of Paul, Weiss, Rifkind, Wharton
&
Garrison, LLP. It is unclear what portions of the taxation section in the registration statement constitute counsel`s opinion, since the opinion merely states that the taxation section constitutes counsel`s opinion "insofar as such discussion relates to statements of United
States federal taxation or legal conclusions." In order to use a short-form tax opinion, the opinion of counsel must be clearly set forth in the taxation section, and the text of the taxation section must specifically highlight the provisions and conclusions that constitute counsel`s opinion. Currently, that section does not clearly delineate which portions of the section are the opinion of counsel. Please revise to provide a long-form tax opinion or revise the section on taxation to clearly highlight what portions constitute counsel`s opinion.

Legal Opinion
31. We note the qualification in paragraph no. 1 of the draft opinion
of Lionel Sawyer & Collins that "upon due adoption by the Pricing Committee of the Company`s Board of Directors of a resolution approving the final terms of the Underwriting Agreement (including without limitation the price per share and the number of shares to be sold thereunder)."  Please revise to delete this limitation.  In this
connection we note that you state that the shares will have been duly
authorized...."as contemplated by the Registration Statement and the
approved Underwriting Agreement."
32. We have reviewed the draft opinion of Lionel Sawyer & Collins. Please file a revised opinion of counsel that removes the first sentence of the final paragraph limiting the opinion to Chapter 78 of the Nevada Revised Statutes. Alternatively, you may provide a revised opinion that expands the opinion to include reported judicial decisions and applicable provisions of the Nevada Constitution.
33. We note the limitation on reliance in the last paragraph of the draft opinion of Lionel Sawyer & Collins that the opinion "may not be relied upon for any other purpose without the written consent of this firm." Please revise to eliminate this limitation since investors should be able to rely upon the opinion for secondary sales.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristi Beshears, Staff Accountant, at 202-
824-
5346 or Linda van Dorn, Senior Assistant Chief Accountant, at 202-942-1964 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor at 202-942-7184 or me at 202-942-1766 with any other questions.


Sincerely,



Elaine Wolff
Special Counsel

cc:	John C. Kennedy, Esq. (via facsimile)
	Paul, Weiss, Rifkind, Wharton & Garrison LLP

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Las Vegas Sands Corp.
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